September 7, 2010

H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street, N.E.
Washington, D.C. 20549

Re:                           Sprott Physical Silver Trust
Amendment No. 1 to Registration Statement on Form F-1

Dear Mr. Schwall:

Reference is made to the registration statement on Form F-1 (File No. 333-168051) of Sprott Physical Silver Trust (the “Trust”) that was filed with the U.S. Securities and Exchange Commission (the “Commission”) on EDGAR on July 9, 2010 (the “Registration Statement”).  The Registration Statement relates to the proposed registration of the Trust’s units under the Securities Act of 1933, as amended, in connection with the Trust’s proposed initial public offering.  By letter dated August 6, 2010 (the “Comment Letter”), the Staff of the Commission (the “Staff”) provided the Trust with its comments regarding the Registration Statement and the prospectus included therein.

In response to the Staff’s comments included in the Comment Letter, the Trust has amended the Registration Statement and filed Amendment No. 1 to the Registration Statement on September 7, 2010 (the “Amended Registration Statement”).  The following numbered paragraphs of this letter (the “Response Letter”) correspond to the numbered paragraphs of the Comment Letter.  References to page numbers in the responses below are to page numbers in the Amended Registration Statement.

Form F-1

General

1.                                      Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure.  This will eliminate the need for us to repeat similar comments.  You will expedite our review if, when indicating where responsive disclosure may be found, you provide us with precise and accurate page references to the marked version of the amendment you file.

The Trust has made such parallel changes and is providing page references to the Amended Registration Statement in this Response Letter.

2.                                      To expedite the review process, please file all omitted exhibits as soon as reasonably practicable.  We will need time to review these exhibits once they are filed.  Similarly, we may comment on any artwork or graphics you intend to include.

The Trust has filed additional exhibits with the Amended Registration Statement and will include any remaining exhibits in future filings as soon as such exhibits become available.  The Trust does not intend to include any artwork or graphics not previously submitted.

3.                                      In the summary and elsewhere in the prospectus as appropriate, provide a discussion of the competition you face in obtaining investors for your fund.  In this regard, explain what differentiates your fund from other exchange traded funds like iShares Silver Trust and ETFS Physical Silver Shares, both of which track the spot price of silver bullion.  In this regard, we note the discussion in your prospectus summary regarding the advantages of investing in your fund as opposed to buying and selling physical silver bullion.  We further note the risk factor at page 20 entitled “[t]he market for units and the liquidity of units may be adversely affected by competition from other methods of investing in silver.”

The Trust has added disclosure on pages 2 and 3 of the Amended Registration Statement discussing the competition the Trust faces in obtaining investors for the Trust and how the Trust is different from exchange traded funds and other funds investing in silver or silver-related securities.

4.                                      Disclose the estimated or budgeted time you expect to need to acquire all the “physical silver bullion in accordance with the Trust’s objective” as referenced at page 59.  In that regard, we note that you expect significant “incremental demand for physical silver” (page 39) and that the GFMS methodology “may underestimate the actual investment demand for physical silver bullion” (page 33).

The Trust respectfully advises the Staff that it expects to be able to acquire all the physical silver bullion in accordance with the Trust’s objective within 20 business days after the completion of the offering, as currently disclosed on page 27 of the Amended Registration Statement.

5.                                      Disclose what percentage of “implied net investment,” as shown at page 34, the proposed purchase of silver using all the allocated net proceeds would represent for both 2008 and 2009, based on current prices.  Add corresponding Risk Factors disclosure if appropriate.  In that regard, it appears that you would be purchasing more than 40% of the “implied net investment” amount shown for all of 2008.

The Trust respectfully advises the Staff that, when purchasing physical silver bullion, the Trust will compete with all users of silver for the physical silver bullion it purchases, including those that use silver for fabrication, and the supply of silver to which the Trust will look to for its purchases will be the total supply of silver available, not only the silver listed in some categories in the GFMS survey.  Therefore, the risk factor on page 15 of the Amended Registration Statement (“A large purchase of physical silver bullion by the Trust in connection with this offering may temporarily affect the price of silver”) has been revised to include the statement that, based on data in the Gold Fields Mineral Services Ltd. World Silver Survey 2010, each ten million troy ounces of physical silver bullion purchased by the Trust would represent 1.13% and 1.13%, of the supply of silver available from all sources in 2008 and 2009, respectively, as calculated by GFMS.  The quantity of physical silver bullion that the Trust will purchase is a function of the net proceeds raised by the offering and the price at which the Trust is able to purchase physical silver bullion; therefore, the Trust respectfully advises the Staff that it believes that the current disclosure, amended as described in the previous sentence, provides more meaningful disclosure to potential investors than providing a hypothetical percentage based on assumed net proceeds and an assumed spot price for silver.

6.                                      Please send us on a supplemental basis the supporting documentation for all statistical claims that you make in your prospectus.  We would like to see a copy of your source material.  Please mark the supporting documents to show where we can find the same statistical information or support for the claims you make in your prospectus.  Given the apparent inaccuracies you cite in the last sentence on page 33, with a view toward expanded disclosure, explain why you nonetheless cite and appear to rely upon GFMS in your prospectus.

The Trust has submitted source material to the Staff under separate cover.

The Trust respectfully advises the Staff that except for the one inaccuracy cited on page 33 of the Amended Registration Statement, the Trust believes that the data provided by GFMS to be one of the few, and in some respects the only, accurate and reliable source for this type of statistical information about the silver industry.  Therefore, the Trust has decided to rely on and cite data provided by GFMS in the Amended Registration Statement, while including disclosure noting the one inaccuracy the Trusts believes that the GFMS data contains.

7.                                      If appropriate, provide enhanced prospectus cover page and risk factors disclosure regarding (1) the likely length of time necessary for you to stockpile the required amount of silver and (2) the rate of increase(s) necessary for break-even NAV results over the specified period(s).  Also briefly explain the significance of NAV in that context.  We note the related disclosure under “A delay in the purchase” at page 19.

The risk factor beginning on page 18 of the Amended Registration Statement (“A delay in the purchase by the Trust of physical silver bullion with the net proceeds of this offering may result in the Trust purchasing less physical silver bullion that it could have purchased earlier”) has been revised to include the Manager’s estimate of how long it may take to purchase all of the physical silver bullion the Trust will purchase in connection with this offering.  A corresponding change has been made in the last sentence of the first paragraph on page 27.  The Trust has added disclosure regarding the rate of increase necessary for break-even NAV results over a 12-month period on pages 30 and 31 of the Amended Registration Statement (“Impact of Trust Expenses on NAV”).

8.                                      If your business model is based on holding silver for long term appreciation, explain further how you will continue to maintain your NAV and pay all necessary expenses.

The Trust respectfully advises the Staff that expenses of the Trust will be paid from the assets of the Trust, initially out of the cash reserve set aside for such expenses and, once such cash reserve has been exhausted, by selling some of the Trust’s physical silver bullion or other assets.  This mechanism is disclosed in the Amended Registration Statement on pages 10 and 29; in addition, risk factors in connection with this issue are included on page 14 (“An investment in the Trust will yield long-term gains only if the value of silver increases in an amount in excess of the Trust’s expenses”) and page 16 (“The sale of silver by the Trust to pay expenses and to cover certain redemptions will reduce the amount of silver represented by each unit on an ongoing basis irrespective of whether the trading price of the units rises or falls in response to changes in the price of silver” and “The sale of the Trust’s physical silver bullion to pay expenses or to cover certain redemptions at a time of low silver prices could adversely affect the value of the net assets of the Trust”) of the Amended Registration Statement.

Cover Page

9.                                      We note your statement that “[t]he Trust’s units are listed on the NYSE Arca and on the Toronto Stock Exchange, to which we will refer as the TSX, under the symbols ‘PSLV’ and ‘PHS.U’, respectively.”  Please revise this statement to indicate that such listing has not yet occurred.  In that regard, delete or revise the generic reference in the first bullet point under Cautionary Note at page ii.

The statement on the cover of the prospectus and the first bullet point under Cautionary Note at page (ii) of the Amended Registration Statement have been revised accordingly.

Enforceability of Civil Liabilities in the United States, page ii

10.          Please provide the information required by Item 101(g)(1)(ii) of Regulation S-K.

The information has been included in the disclosure of Enforceability of Civil Liabilities in the United States on page ii of the Amended Registration Statement.

Cautionary Note Regarding Forward-Looking Statements, page ii

11.                               If you retain this section, revise the second paragraph to eliminate any possible suggestion that your Risk Factors section does not disclose all known material risks.

The Cautionary Note Regarding Forward-Looking Statements on page ii of the Amended Registration Statement has been revised accordingly.

Prospectus Summary, page 1

12.                               Please provide a balanced discussion of the advantages and disadvantages of investing in your trust.  We note that you list the advantages, but simply provide a cross-reference to risk factors rather than discussing any disadvantages.  For example, you do not emphasize the need to file tax returns (page 95), nor do you make clear that only those purchasing relatively large amounts of your units will have the redemption option (for silver) you identify (page 5).  In that regard, quantify in dollar terms approximately what level of investment at today’s prices would qualify an investor for the redemption option you cite at page 2.  As to the last bullet point on page 2, state that silver was outperformed by gold over the past three, five, and ten year periods, as noted at page 38.

The existing disclosure on page 2 of the Amended Registration Statement has been revised accordingly and additional disclosure has been added to page 2 of the Amended Registration Statement in response to this comment.

Summary of Fees and Expenses, page 10

13.                               Enhance your cross reference to make clear that you identify all material fees and expenses at page 28.

The cross-reference on page 10 of the Amended Registration Statement has been revised accordingly.

14.                               If true, disclose explicitly that there are no limits on the amount of physical silver the Trust may sell “to replenish” the cash reserve you reference in the last paragraph on page 10, and provide enhanced Risk Factors disclosure if appropriate.

The disclosure on pages 10 and 29 and the appropriate risk factor (“The Trust will sell physical silver bullion to provide available funds for its expenses and for cash redemptions”) on page 20 of the Amended Registration Statement have been revised accordingly.

Risk Factors, page 14

15.                               Revise to eliminate text which mitigates the risk you present.  For example, you refer at page 17 to insurance being kept at levels deemed “appropriate,” and you provide other mitigating language prior to or following the words “although,” “while,” or “however.”  Also, rather than stating that there can be no assurance of a particular outcome, delete such language and state the extent of each risk plainly and directly.

The applicable risk factors in the section title “Risk Factors” beginning on page 14 and ending on page 25 of the Amended Registration Statement have been revised accordingly.

The trading price of units, page 15

16.                               You indicate that the Trust “cannot predict whether the units will trade above, at or below NAV,” but in the prior risk factor you suggest that follow-on offerings will “likely be below the trading price of the units” at the time.  Please further explain the below-market price prediction.

The trading price of the units depends on multiple factors and is outside the control of the Trust.  It is possible that at some point in time the trading price of the units may be less than NAV.  Because the trust agreement of the Trust provides that any offering of units after the initial public offering must yield net proceeds above NAV at the time of the offering, it is unlikely that the Trust would be able to make such an offering at a time when the trading price is below NAV.  The applicable risk factor on page 15 of the Amended Registration Statement (“The Trust may conduct further offerings of units from time to time, at which time it will offer units at a price that will be above NAV at the time of the offering but that may be below the trading price of units on the NYSE Arca or TSX at that time”) has been revised accordingly.

An investment in the Trust, page 18

17.                               If you retain this risk factor, revise it so that it no longer serves as a disclaimer of risk.

The risk factor on page 18 of the Amended Registration Statement (now titled “Because the Trust will be primarily invested in physical silver bullion, an investment in the Trust may be more volatile than an investment in a more broadly diversified portfolio”) has been revised accordingly.

Unitholders will not have the protections, page 20

18.                               We note your suggestion that you are not a commodity pool for purposes of the Commodity Exchange Act, and that none of the listed entities is subject to regulation by the Commodity Futures Trading Commission as a commodity pool operator or a commodity trading advisor.  Please provide us on a supplemental basis with a signed legal opinion of counsel which includes counsel’s analysis underlying these conclusions.

An opinion of Seward & Kissel LLP setting forth its analysis of this matter is attached as Attachment A to this Response Letter.

Additional Services, page 30

19.                               Please further explain the circumstances under which fees and expenses payable by the Trust may be increased in light of your statement that “[n]o change in the basis of the calculation of the management fee or other expenses that are charged to the Trust will be made … other than increased fees or expenses payable by the Trust to parties at arms’ length to the Trust where unitholders are given notice of such increased fees or expenses.”

The Trust respectfully advises the Staff that unitholder approval, provided by way of an ordinary resolution, is required prior to an increase in charges to the Trust resulting from (i) a change in the basis of the calculation of the fees or expenses (other than increased fees or expenses payable to arm’s length parties to the Trust where unitholders are provided with prior notice) or (ii) the introduction of any fees or expenses chargeable to the Trust.  The disclosure on page 31 of the Amended Registration Statement has been revised accordingly.

Correlation of Silver Relative to other Asset Classes, page 38

20.                               We note by reference to footnote 1 that silver appears to have a positive correlation with all of the other asset classes listed in the table at page 38.  Therefore, please provide further context to your statement that “[t]he Manager believes that silver’s low historical correlation with other major asset classes offers an investor the opportunity to diversify across a portfolio’s risk spectrum.”

The disclosure on page 39 of the Amended Registration Statement has been revised to clarify that the Manager believes that silver’s low historical correlation with U.S. and Canadian equities provides an investor the opportunity to diversify across a portfolio’s risk spectrum and that the Manager believes silver will continue to move more independently of equity indices in the longer term, which will make silver an effective portfolio diversifier.  Footnote 1 of the table on page 39 titled “Correlation of Silver Relative to Other Asset Classes” has been revised in the Amended Registration Statement to enhance the description of correlation from a statistical perspective.

21.                               If you retain the statement, explain further in necessary detail the basis for the Manager’s belief that “silver, like gold, has significant upside potential.”  We may have additional comments.

The Trust respectfully advises the Staff that its response to paragraph 20 of this Response Letter provides sufficient basis for the Manager’s belief that silver’s strong positive correlation to gold demonstrates that silver has significant upside potential.

Disconnect between Paper and Physical Silver Bullion Markets, page 39

22.                               We note your statement that “[t]he Manager believes that the future settlement of the significant short position ‘overhang’ will create significant incremental demand for physical silver.”  Please revise to clarify in context what you mean by the term “overhang” in this context.

The disclosure on page 41 of The Amended Registration Statement has been revised to delete the word “overhang.”

Organization and Management Details of the Trust, page 40

23.                               Please include the trust in the diagram of your organizational structure.

The Trust respectfully advises the Staff that none of the Sprott entities included in the diagram have any ownership in the Trust at this time nor is it expected that such ownership will exist in the future.  According, the Trust believes that it would not be appropriate to include the Trust in this diagram.  The sole relationship between the Manager and the Trust will be as set forth in the trust agreement of the Trust, as described in the Amended Registration Statement.

24.                               You indicate at page 41 that Mr. Embry is “known as an industry expert.”  Clarify by whom he is known as such.  Also, we note that you suggest a fund he oversaw “was ranked first across the country in 2002 for its net performance of 153%.”  If you retain that assertion, provide balancing disclosure to show the rates of return in the other years for that fund and all funds he oversaw.  Also provide us with supplemental support for the statistics.

The applicable disclosure on pages 43 and 46 of the Amended Registration Statement has been revised to remove both such assertions.

25.                               You state at page 42 that “All physical silver bullion to be purchased by the Trust will be [LGD] bars,” but that is not what you indicate in paragraph (a) at page 27.  Please reconcile the two statements.

The disclosure on page 44 of the Amended Registration Statement has been revised to reconcile it with the above-referenced disclosure on page 27 of the Amended Registration Statement.

Directors and Officers of the Manager and of the General Partner, page 42

26.                               Enhance your disclosure by providing the offices or titles held by each listed individual during the past five years, eliminating any gaps or ambiguities as to time.

The disclosure on pages 45-48 of the Amended Registration Statement has been revised to include the offices or titles held by each listed individual during the past five years.

Independent Review Committee, page 47

27.                               To the extent that you use abbreviations, please define each abbreviated term, such as “IRC,” at its first usage.

The Amended Registration Statement has been revised accordingly.

Use of Proceeds, page 59

28.                               Please provide a table itemizing your use of proceeds and ensure that the table includes the amount retained by the trust for its ongoing expenses and cash redemptions.

The disclosure under “Use of Proceeds” on page 61 of the Amended Registration Page has been amended to include the amount retained as cash for ongoing expenses and cash redemptions.  The Trust respectfully advises the Staff that it has retained the disclosure in narrative form rather than in a table as requested by this comment, as there are only two uses of proceeds—purchasing physical silver bullion and retaining a portion in cash.

Tax Considerations, page 94

29.                               Revise the caption and subcaptions to make clear that you are referring in each case to the material tax consequences.

The applicable caption and subcaptions on pages 96 and 100 of the Amended Registration Statement have been revised accordingly.

30.                               You indicate in the first paragraph on page 96 that such gain otherwise “generally will be treated as ordinary income.”  At page 12, you indicate that “Non-resident unitholders will generally be subject to withholding tax on any distributions to them of ordinary income.”  Ensure that you provide complete disclosure such that United States investors will be able to see all material taxes, both United States federal income and Canadian Federal, to which they may be subject.  Also please eliminate any suggestion that purchasers of units should consult their own tax advisors, although you may suggest this course of action.

The Trust has clarified the applicable disclosure on page 12 of the Amended Registration Statement that while U.S. unitholders may be subject to Canadian withholding tax on any distributions to them of ordinary income, the Trust does not expect to make any such income distributions.  The Trust believes that the prospectus that is part of the Amended Registration Statement provides complete disclosure to U.S. investors about all material taxes to which they may be subject.  The Trust has revised the applicable disclosure on pages 96 and 100 of the Amended Registration Statement to state that the Trust suggests that unitholders consult their own tax advisors.

Canadian Federal Income Tax Considerations, page 98

31.                               Insofar as it appears that the consequences may be material to an investor, file and summarize the opinion that Item 601(b)(8) of Regulation S-K would require in that regard.  Also obtain and file all required consents from the experts you reference at page 113.

The Trust has included an opinion of Canadian tax counsel as Exhibit 8.2 to the Amended Registration Statement.  The Amended Registration Statement has been revised on page 115 to delete any reference to experts, except for such parties for whom a consent has been filed.

32.                               Please eliminate any suggestion that this section is merely a summary of the principal Canadian federal income tax considerations.  If it summarizes a long form opinion filed as an exhibit, make that clear.

The Trust respectfully advises the Staff that the Trust’s Registration Statement is being reviewed by the applicable Canadian securities regulator, the Ontario Securities Commission (“OSC”) simultaneously with the review of the Registration Statement by the Staff and that the disclosure in its current form is customary in Canadian prospectuses and fulfills the requirements of the Canadian securities laws.  The disclosure does not summarize a long form opinion filed as an exhibit and the Trust has revised this disclosure to clarify that, in the opinion of Canadian tax counsel, the disclosure is a description of the principal Canadian income tax considerations, rather than a summary.

Financial Statements, page F-2

33.                               Please provide us with a draft of the customary financial statements, footnotes and management’s discussion and analysis that you would expect to include in future filings.

A draft of customary financial statements, footnotes and management’s discussion and analysis that the Trust expects to include in future filings is attached to this Response Letter as Attachment B.

Exhibit 5.1

34.                               File a final, signed version of the opinion.

A final, signed version of the opinion will be filed prior to effectiveness of the Trust’s registration statement.

The Trust thanks the Staff for its close attention to the Registration Statement and looks forward to receipt of any additional comments.

Please feel free to telephone the undersigned at (202) 661-7150 or Paul M. Miller at (202) 661-7155 with any questions or comments.

Very truly yours,

SEWARD & KISSEL LLP

	By:	/s/ Anthony Tu-Sekine
Anthony Tu-Sekine

cc: Sean Donahue, Esq. (by hand)

Enclosures

Attachment A

September 7, 2010

Sprott Physical Silver Trust

Suite 2700, South Tower

Royal Bank Plaza

200 Bay Street

Toronto, Ontario

Canada M5J 2J1

Re:                             Sprott Physical Silver Trust

Ladies and Gentlemen:

You have requested our opinion regarding the application of the Commodity Exchange Act (“CEA”) and regulations promulgated thereunder by the Commodity Futures Trading Commission (the “CFTC”) to Sprott Physical Silver Trust (the “Trust”), the trustees of the Trust (the “Trustees”) and Sprott Asset Management LP, the manager of the Trust (the “Manager”), in connection with the initial public offering of the units of the Trust.

In formulating our opinion as to these matters, we have examined such documents as we have deemed appropriate, including the Trust’s registration statement on Form F-1 (File No. 333-168051) (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission on July 9, 2010 and the Trust’s trust agreement dated as of June 30, 2010 (the “Trust Agreement”).  We also have obtained such additional information as we have deemed relevant and necessary from representatives of the Trust.

In connection with the opinion expressed below, we have relied upon the representations, warranties and statements contained in the Trust Agreement and the Registration Statement and we have relied upon originals or certified copies of such documents, certificates and other statements as we have deemed relevant and necessary as a basis for such opinion, and we have not attempted to independently verify or establish the factual matters set forth therein.  We have also assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity to authentic original documents of all documents submitted to us as certified, conformed or photostatic copies.  We have also assumed that there have been no modifications, amendments, supplements or waivers to the Trust Agreement and that the Trust Agreement remains in full force and effect.  We have assumed that the Trust will comply with the provisions of the Trust Agreement and with the disclosures contained in the Registration Statement and that the Manager will manage the Trust in accordance with the provisions of the Trust Agreement and the disclosures contained in the Registration Statement.

Based upon the foregoing, we are of the opinion that (i) the Trust will not be a commodity pool as defined in CFTC regulations and (ii) in connection with the initial public offering of the units of the Trust, none of the Trustees or the Manager will be a commodity pool operator (“CPO”) or a commodity trading advisor (“CTA”) as such terms are defined in the CEA and, therefore, none of the Trustees or the Manager will be required to register with the CFTC as a CPO or a CTA under the CEA in connection with the initial public offering of the units of the Trust.

We are members of the bars of the State of New York and the District of Columbia.  This opinion is limited to the federal laws of the United States of America referenced herein as in effect on the date hereof.  We express no opinion with respect to the laws of any other jurisdiction.  This opinion is rendered as of the date hereof, and we have no responsibility to update this opinion for events or circumstances occurring after the date hereof, nor do we have any responsibility to advise you of any change in the laws after the date hereof.

This opinion is solely for the benefit of the addressee hereof and may not be relied upon in any manner by any other person without our prior written consent.

Very truly yours,

/s/ Seward& Kissel LLP
Seward & Kissel LLP

Attachment B

In the first year of reporting, the Trust will have to file a Form 20-F as well as comply with Canadian reporting requirements.  As a result, the first annual financial statements will include disclosures required by both Form 20-F and National Instrument 81-106, which is a Canadian regulation prescribing reporting of investment funds.  Below are forms of the MD&A and financial statements for the Trust’s first annual report, which we expect to file on Form 20-F.

Management Discussion of Fund Performance (Management Discussion and Analysis of Financial Condition and Results of Operation)

The following management’s discussion and analysis of the results of our operations and our financial condition should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this report. This discussion includes forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, such as those set forth in the “Risk Factors” section and elsewhere in this report.

Trust Overview, Investment Objectives and Strategies

The Trust was established on June 30, 2010 under the laws of the Province of Ontario, Canada pursuant to a trust agreement dated as of June 30, 2010. The investment objective of the Trust is to seek to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding physical silver bullion without the inconvenience that is typical of a direct investment in physical silver bullion.  As part of its investment strategy, the Trust invests and holds substantially all of its assets in physical silver bullion. The Trust invests and intends to continue to invest primarily in long-term holdings of unencumbered, fully allocated, physical silver bullion and will not speculate with regard to short-term changes in silver prices.  The Trust has not made and does not anticipate making regular cash distributions to unitholders.

Trust units are listed on the NYSE Arca and the TSX under the symbols “PSLV” and “PHYS.U”, respectively.

Sprott Asset Management LP (the Manager) is the sponsor and promoter of the Trust and serves as manager of the Trust pursuant to a management agreement with the Trust.

Each outstanding unit represents an equal, fractional, undivided ownership interest in the net assets of the Trust attributable to the class of units.

Calculation of Net Asset Value

The value of the net assets of the Trust and the value of net assets of the Trust per outstanding unit of the Trust is determined daily as of 4:00 p.m. (Toronto time) on each day that is a business day by the Trust’s valuation agent, which is RBC Dexia Investor Services Trust.  The value of the net assets of the Trust on any such day is the value equal to the aggregate fair market value of the assets of the Trust as of such date, less an amount equal to the total liabilities of the Trust (excluding all liabilities represented by outstanding units) as of such date.  The valuation agent calculates the NAV by dividing the value of the net assets of the class of the Trust represented by the units offered hereby on that day by the total number of units of that class then outstanding on such day.

Risks

The risks of investing in the Trust are described in the section “Risk Factors” herein and elsewhere in this report.

Results of Operations

In this section, the Trust will provide a summary of the results of operations of the Trust for the financial year to which the management report of fund performance relates, including a discussion of:

•                  the performance of the Trust’s units relative to the performance of silver

•                  unusual trends in redemptions and the effect of these on the Trust

•                  significant components and changes to the components of revenue and expenses

•                  risks, events, trends and commitments that had a material effect on past performance and

•                  unusual or infrequent events or transactions, economic changes and market conditions that affected performance

Liquidity and Capital Resources

The Manager holds [97]% of the total net assets of the Trust in physical silver bullion in London Good Delivery bar form, which the Trust believes provides a sufficient level of cash and cash equivalents to meet the Trust’s ongoing obligations.

Off-balance sheet arrangements

The Trust does not have any off-balance sheet arrangements.

Tabular disclosure of contractual obligations

The Trust’s financial obligations include management fees, as described below, and general and administrative expenses, all of which have a maturity of less than one year.

Recent developments

In this section, the Trust will discuss the recent developments affecting the Trust not otherwise covered, including

•                  known changes, if any, to the strategic position of the Trust

•                  known material trends, commitments, events or uncertainties that might reasonably be expected to affect the Trust

Related party transactions

The Trust pays the Manager a monthly management fee equal to 1/12 of 0.45% of the value of net assets of the Trust (determined in accordance with the Trust agreement) plus any applicable Canadian taxes, calculated and accrued daily and payable monthly in arrears on the last day of each month.  For the period ended December 31, 2010, the Trust paid the Manager $                   in management fees, none of which remained payable at year end.

The Trust pays its own operating expenses, which include, but are not limited to, audit, legal, custodial, trustee, filing and administrative expenses as well as unitholder reporting costs.  In the fiscal year ended December 31, 2010, the Trust’s operating expenses were $[    ].  The Manager does not charge any of its operating expenses to the Trust.

Financial Highlights

In this section, the Trust will provide financial highlights for the Trust in the form of the following tables, appropriately completed, and introduced using the following words:

The following tables show selected key financial information about the Trust and are intended to help you understand the Trust’s financial performance for the past          years.

The Trust’s Net Assets per Unit

[insert year/period]
Net Assets, beginning of year/period	$
Increase (decrease) from operations:	$
Total revenue	$
Total expenses	$
Realized gains (losses) for the period	$
Unrealized gains(losses) for the period	$
Total increase (decrease) from operations	$
Distributions:	$
From income	$
From capital gains	$
Total Annual Distributions	$
Net Assets at December 31, 2010	$

[insert year/period]
Ounces of silver:
Opening balance
Purchases
Redemptions
Sales of Silver
Closing Balance
Silver price per ounce*
Market value of silver holdings
Number of units:
Opening balance
Units issued
Redemptions
Closing balance

* Reference pricing source used

Ratios and supplemental data

Date
Total net asset value (000s)(1)
Number of units outstanding(1)
Management expense ratio(2)
Trading expense ratio(3)
Portfolio turnover rate(4)
Net asset value per unit(1)
Closing price of units (Source: NYSE Arca) (1)

(1) This information is provided as at

(2) Management expense ratio (MER) is based on total expenses (excluding commissions and other portfolio transaction costs) for the stated period and is expressed as an annualized percentage of daily average net asset value during the period.

(3) The trading expense ratio represents total commissions and other portfolio transaction costs expressed as an annualized percentage of daily average net asset value during the period.

(4) The Trust’s portfolio turnover rate indicates how actively the Trust’s investment manager trades its investments.  A portfolio turnover rate of 100% is equivalent to the Trust buying and selling all of the investments in its portfolio once in the course of the year.  The higher the Trust’s portfolio turnover rate in a year, the greater the trading costs payable by the Trust in the year, and the greater the chance of an investor receiving taxable capital gains in the year.  There is not necessarily a relationship between a high turnover rate and the performance of the Trust.

Past Performance

In accordance with National Instrument 81-102, performance data will be shown after the Trust has been in operation for at least 12 consecutive months.

Summary of Investment Portfolio

As at

% of total Net Asset Value
Silver Bullion
Other net assets

This summary of investment portfolio may change due to the ongoing portfolio transactions of the Trust.  Quarterly updates of the Trust’s investment portfolio are available at www.sprottphysicalsilvertrust.com

Financial Statements and Supplemental Data

The financial statements of the Trust are included in this Form 20-F, beginning with page F-1.

Caution Regarding Forward-Looking Statements

Certain portions of this Management Discussion of Fund Performance including, but not limited to, “Recent Developments” may contain forward-looking statements about the Trust, including its strategy, risks, expected performance and condition.  Forward-looking statements include statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” and similar forward-looking expressions or negative versions thereof.

In addition, any statement that may be made concerning future performance, strategies or business prospects and opportunities, and possible future action of the Trust, is also a forward-looking statement.  Forward-looking statements are based on current expectations and projections about the Trust’s future growth, results of operations and future general economic, political and relevant market factors, such as interest rates, foreign exchange rates, equity and capital markets, and the general business environment, in each case assuming no changes to applicable tax or other laws or government regulation.  Expectations and projections about future events are inherently subject to, among other things, risks and uncertainties, some of which may be unforeseeable.  Accordingly, assumptions concerning future economic and other factors may prove to be incorrect at a future date.

Forward-looking statements are not guarantees of future performance, and actual events could differ materially from those expressed or implied in any forward-looking statements made by the Trust.  Any number of important factors could contribute to these digressions including, but not limited to, general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government relations, unexpected judicial or regulatory proceedings and catastrophic events.  Some of these risks, uncertainties and other factors are described elsewhere in this report under the heading “Risk Factors”.  We stress that the above-mentioned list of important factors is not exhaustive.

We encourage you to consider these and other factors carefully before making any investment decisions and we urge you to avoid placing any undue reliance on forward-looking statements.  Further, you should be aware of the fact that the Trust has no specific intentions of updating any forward-looking statements whether as a result of new, future events or otherwise, prior to the release of the Trust’s next Management Discussion of Fund Performance.

Financial statements

Sprott Physical Silver Trust

STATEMENT OF COMPREHENSIVE INCOME

For the period ended December 31, 2010

Income
Interest revenue	XXX
Net realized and unrealized gains/(losses) on silver bullion	XXX
XXX

Expenses
Management fees	XXX
Silver Storage fees	XXX
Custodian and administration fees	XXX
Brokerage fees and other transaction costs	XXX
Trustee fees	XXX
Unitholder reporting costs	XXX
Audit fees	XXX
Legal fees	XXX
Listing and regulatory filing fees	XXX
Independent Review Committee	XXX
Other general expenses	XXX
Net foreign exchange gains/(losses)	XXX
XXX

Profit/(loss) for the period	XXX
Other comprehensive income	XXX
Total comprehensive income for the period	XXX

Basic and diluted earning (loss) per unit	XXX

The accompanying notes are an integral part of these financial statements

Sprott Physical Silver Trust

BALANCE SHEET

As at December 31, 2010

Assets
Cash and cash equivalents	XXX
Silver bullion	XXX
Total assets	XXX

Liabilities
Management fees payable	XXX
Accounts payable	XXX
Total liabilities	XXX

Equity
Unitholder capital	XXX
Retained earnings	XXX
Total equity	XXX

Total Liabilities and Equity	XXX

Total equity per Unit	XXX

The accompanying notes are an integral part of these financial statements

Sprott Physical Silver Trust

STATEMENT OF CHANGES IN EQUITY

For the period ended December 31, 2010

	Number of units	Total Equity
As at	XXX	XXX
Comprehensive income for the year		XXX
Unit redemptions	XXX	XXX
Balance at December 31, 2010	XXX	XXX

The accompanying notes are an integral part of these financial statements

Sprott Physical Silver Trust

STATEMENT OF CASH FLOWS

For the period ended December 31, 2010

Cash flow from operating activities
Profit/(loss) for the period	XXX
Adjustments to reconcile profit/(loss) for non-cash items:
Unrealized (gains)/losses on silver bullion	XXX

Net changes in operating assets and liabilities
Increase/(decrease) in management fees payable	XXX
Increase/(decrease) in accounts payable	XXX
Net cash (used in)/provided by operating activities	XXX

Cash flows from investing activities	XXX
Purchases of silver bullion	XXX
Proceeds from sales of silver bullion	XXX
Net Cash used in investing activities	XXX

Cash flows from financing activities
Proceeds from issuance of units	XXX
Payments on redemption of units	XXX
Net cash flows provided by/(used in) financing activities	XXX

Net increase/(decrease) in cash and cash equivalents	XXX
Cash and cash equivalents at	XXX
Cash and cash equivalents at December 31	XXX

Operating cash flows from interest:
Interest received	XXX

The accompanying notes are an integral part of these financial statements

NOTES TO THE FINANCIAL STATEMENTS

1.     ORGANIZATION OF THE TRUST

Sprott Physical Silver Trust (the Trust) is a closed-end mutual fund trust created under the laws of the Province of Ontario, Canada, pursuant to a trust agreement dated as of June 30, 2010 (the “Trust Agreement”).  The Trust was publicly launched on                            .  The Trust is authorized to issue an unlimited number of redeemable, transferable trust units (“Units”).  The beneficiaries of the Trust are the holders of Units that were issued on                       , 2010 in connection with the Trust’s initial public offering of          Units for gross proceeds of $                    .

The investment objective of the Trust is to seek to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding physical silver bullion without the inconvenience that is typical of a direct investment in physical silver bullion.  As part of its investment strategy, the Trust invests and holds substantially all of its assets in physical silver bullion. The Trust invests and intends to continue to invest primarily in long-term holdings of unencumbered, fully allocated, physical silver bullion and will not speculate with regard to short-term changes in silver prices.

Sprott Asset Management LP (the Manager) acts as the manager of the Trust pursuant to the Trust’s trust agreement and the management agreement.  RBC Dexia Investor Services Trust, a trust company organized under the laws of Canada, acts as the trustee of the Trust.  RBC Dexia Investor Services Trust also acts as custodian for the Trust’s assets other than physical silver bullion on behalf of the Trust.  The Royal Canadian Mint acts as custodian for the physical silver bullion owned by the Trust.

2.     SIGNIFICANT ACCOUNTING POLICIES

2. 1 BASIS OF PREPARATION

The financial statements have been prepared on a historical cost basis, except for silver bullion which is measured at fair value and certain financial assets and financial liabilities which are required to be measured at fair value.

The financial statements are presented in U.S. dollars and all values are rounded to the nearest thousand U.S. dollars except where otherwise indicated.

2.2 STATEMENT OF COMPLIANCE

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

2.3 SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

The preparation of the Trust’s financial statements requires management to make judgments, estimates and assumptions that affect the amounts recognized in the financial statements.  However, these assumptions and estimates are uncertain and could result in outcomes that may require a material adjustment to the carrying amount of the asset or liability.

2.4 FUNCTIONAL AND PRESENTATION CURRENCY

The primary objective of the Trust is to generate returns in U.S. dollars.  The liquidity of the Trust is managed on a day-to-day basis in U.S. dollars in order to facilitate the redemptions of the Trust’s Units.  Transactions in silver bullion are denominated in U.S. dollars.  The Trust’s performance is evaluated in U.S. dollars.  Therefore, management considers the U.S. dollar as the currency that most faithfully represents the economic effect of the underlying transactions, events and conditions.

2.5 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(i) Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with the Trust’s custodian, which is not subject to restrictions and short-term interest bearing notes and treasury bill with a term to maturity of 90 days or less from the date of purchase.  Investment transactions in cash equivalents are accounted for on the date the order to buy or sell is executed.

(ii) Short term investments

Short term investments consist of short-term interest bearing notes and treasury bills with a term to maturity of greater than 90 days, but less than 182 days from the date of purchase.  Investment transactions in such securities are accounted for on the date the order to buy or sell is executed.

(iii) Silver bullion

Investments in silver bullion are measured at fair value determined by reference to published price quotations, with unrealized and realized gains and losses recorded in income.  Investment transactions in silver bullion are accounted for on the business day following the date the order to buy or sell is executed.

(iv) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  The Trust includes in this category amounts relating to short-term receivables.

(v) Other financial liabilities

This category includes all financial liabilities, other than those classified at fair value through profit and loss.  The Trust includes in this category management fees payable and other short-term payables.

(vi) Interest revenue and expense

Interest revenue and expense are recognized in the statement of comprehensive income for all interest-bearing financial instruments using the effective interest method.

(vii) Fees and commissions

Fees and commissions are recognized on an accrual basis.

(vii) Income taxes

In each taxation year, the Trust will be subject to income tax on taxable income earned during the year, including net realized taxable capital gains.  However, the Trust intends to distribute its taxable income to unitholders at the end of every fiscal year and therefore the Trust itself would not be subject to income taxes.

(viii)        Future changes in accounting policies

The following standards and amendments were issued by the International Accounting Standards Board but are not yet effective; these standards are not expected to have a material impact on the financial position or performance of the Trust.

IFRS 9 Financial Instruments

The revised standard was issued in November 2009 and will become effective on January 1, 2013.  The new standard enhances the ability of investors and other users of financial information to understand the accounting of financial assets and reduces complexity by using a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the many different rules in IAS 39 — Financial Instruments: Recognition and Measurement.

IAS 24 Amendment to Related Party Disclosures

The revised standard was issued in November 2009 and is effective for annual periods beginning on or after January 1, 2011.  The revised standard simplifies the disclosure requirements for entities that are controlled, jointly controlled or significantly influenced by a government and clarifies the definition of a related party.

3.             SEGMENT INFORMATION

For management purposes, the Trust is organized into one main operating segment, which invests in silver bullion.  All of the Trust’s activities are interrelated, and each activity is dependent on the others.  Accordingly, all significant operating decisions are based upon analysis of the Trust as one segment.  The financial results from this segment are equivalent to the financial statements of the fund as a whole.

The Trust’s operating income is earned entirely in Canada primarily from its investment in silver bullion.

4.             UNITHOLDERS’ CAPITAL

The Trust is authorized to issue an unlimited number of redeemable, transferrable trust units in one or more classes and series of units.  All issued Units are fully paid for and are listed and traded on New York Stock Exchange Arca and the Toronto Stock Exchange.  The Trust’s capital is represented by these redeemable participating Units.  Quantitative information about the Trust’s capital is provided in the statement of changes in equity.

Units of the Trust are considered puttable financial instruments and are classified as equity because they meet all of the following criteria: a) Units entitle the holder to a pro rata share of the Trust’s net assets, as defined below, in the event of the Trust’s liquidation; b) Units are subordinate to all other classes of instrument; c) all financial instruments in the class of instruments that are subordinate to all other classes of instrument have identical features; more specifically, the Trust currently only has one class of such instruments (the Units); d) apart from the contractual obligation for the Trust to repurchase or redeem the Units for cash or silver, as described below, the Units do not include any contractual obligation to deliver cash or another financial instrument to another entity under conditions that are potentially unfavourable to the Trust, and it is not a contract that will or may be settled in the Trust’s own equity instruments and e) the total expected cash flows attributable to the Units over the life of the Units are based substantially on the profit or loss, the change in the recognized net assets or the change in the fair value of the recognized and unrecognized net assets of the Trust over the life of the Units.  Furthermore, the Trust has no other financial instrument or contract that has a) total cash flows based substantially on the profit or loss, the change in the recognized net assets or the change in the fair value of the recognized and unrecognized net assets of the Trust and b) the effect of substantially restricting or fixing the residual return to the puttable instrument holders.

Net Asset Value (NAV) is defined as the Trust’s net assets (total assets less total liabilities, excluding all liabilities represented by outstanding units, if any) calculated using the value of physical silver bullion based on the end of day price provided by a widely recognized pricing service.

Subject to the terms of the Trust Agreement, Units may be redeemed at the option of the unitholder on a quarterly basis for physical silver or on a monthly basis for cash.  Units redeemed for physical silver will be entitled to a redemption price equal to 100% of the NAV of the redeemed units on the last business day of the calendar quarter in which the redemption request is processed.  A unitholder redeeming units for silver will be responsible for expenses in connection with effecting the redemption and applicable delivery expenses, including the handling of the notice of redemption, the delivery of the physical bullion for Units that are being redeemed and the applicable silver storage in-and-out fees.  Units redeemed for cash will be entitled to a redemption price equal to 95%

of the lesser of (i) the volume-weighted average trading price of the Units traded on the NYSE Arca, or, if trading has been suspended on the NYSE Arca, on the TSX, for the last five business days of the month in which the redemption request is processed and (ii) the NAV of the redeemed Units as of 4:00 p.m., Toronto time, on the last business day of the month in which the redemption request is processed.

When Units are redeemed and cancelled and the cost of such Units is either above or below their stated or assigned value, the cost is allocated to (a) unitholder capital in an amount equal to the stated or assigned value of the Units, (b) any difference is allocated to the Unit premiums and reserves account.

Capital management

As a result of the ability to issue and repurchase Units, the capital of the Trust can vary depending on the demand for redemptions and subscriptions to the Trust.  The Trust is not subject to externally imposed capital requirements and has no restrictions on the repurchase of Units. The Trust may not issue additional Units of the class offered in its initial public offering except (i) if the gross proceeds per Unit to be received by the Trust are not less than 100% of the most recently calculated NAV immediately prior to, or upon, the determination of the pricing of such issuance or (ii) by way of Unit distribution in connection with an income distribution.

The Trust’s objectives for managing capital are:

•      To invest and hold substantially all of its assets in physical silver bullion

•      To maintain sufficient liquidity to meet the expenses of the Trust and to meet redemption requests as they arise

As at                           , the amount classified as equity is $                          .  The Manager of the Trust does not expect material redemptions of Units, since an exchange listing provides a liquid market for the trading of the Units.  Risks associated with an investment in financial instruments are described in Note 6.

5.             EARNINGS PER UNIT

Basic earnings per unit (EPU) is calculated by dividing the net profit (loss) for the period attributable to the Trust’s unitholders by the weighted average number of Units outstanding during the period.

The Trust’s diluted EPU is the same as basic EPU, since the Trust has not issued any instruments with dilutive potential.

Profit/(loss) for the period attributable to the holders of the Trust’s Units	XXX
Weighted average number of Units	XXX
Basic and diluted earnings/(loss) per Unit	XXX

6.             FINANCIAL RISK AND MANAGEMENT OBJECTIVES AND POLICIES

The Trust is exposed to market risk, credit risk and liquidity risk arising from the investments that it holds.  Market risk is the risk that the fair value or future cash flows of the Trust’s investments will fluctuate due to changes in market variables, such as the price of silver, interest rates and foreign exchange rates.  The maximum risk relating to the Trust’s investments equals their fair value.

The Trust segregates market risk into three categories: price risk, interest rate risk and foreign exchange risk.

Price risk

Price risk arises from the possibility that changes in the price of the Trust’s investments, which consist almost entirely of silver bullion, will result in changes in carrying value.  As at December 31, 2010, investments in silver bullion amounted to       % of total assets.

If the market value of silver increased by 5%, with all other variables held constant, this would have increased comprehensive income by approximately $      ; conversely, if the value of silver bullion decreased by 5%, this would have decreased comprehensive income by the same amount.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments.  The Trust does not hedge its exposure to interest rate risk as such risk is minimal.  The Trust invests in short-term debt securities issued by the Government of Canada with maturities of less than 182 days from the date of purchase.  Due to the short term duration of these instruments, they have minimal interest rate risk.

Foreign exchange risk

Foreign exchange risk arises from the possibility that changes in the price of foreign currencies will result in changes in carrying value.   The Trust’s assets, substantially all of which consist of an investment in silver bullion, are priced in U.S. dollars.  Some of the Trust’s expenses are payable in Canadian dollars.  Therefore, the Trust is exposed to currency risk, as the value of its liabilities denominated in Canadian dollars will fluctuate due to changes in exchange rates.  Most of such liabilities, however, are short term in nature and are not material in relation to the net assets of the Trust, which limits exposure to foreign exchange risk.  The Trust does not enter into currency hedging transactions.

As at December 31, 2010, approximately $         of the Trust’s liabilities were denominated in Canadian dollars.

Credit risk

Credit risk arises from the potential that counterparties will fail to satisfy their obligations as they come due.  The Trust primarily incurs credit risk when entering into and settling silver bullion transactions.  It is the Trust’s policy to only transact with reputable counterparties.  The Manager closely monitors the creditworthiness of the Trust’s counterparties, such as bullion dealers and custodians by reviewing their financial statements, when available, regulatory notices and press releases as well conducting due diligence reviews.  The Trust seeks to minimize credit risk relating to unsettled transactions in silver bullion by only engaging in transactions with bullion dealers with high creditworthiness. Payment for securities purchased, such as treasury bills, is only made against the receipt of the securities by the custodian.  The Trust only purchases “good delivery bars” as defined by the London Bullion Market Association (LBMA), with each bar purchased being verified against the LBMA source.

Liquidity risk

Liquidity risk is defined as the risk that the Trust will encounter difficulty in meeting obligations associated with financial liabilities.  Liquidity risk arises because of the possibility that the Trust could be required to pay its liabilities earlier than expected.  The Trust is exposed to redemptions for both cash and silver bullion on a regular basis.  The Trust manages its obligation to redeem Units when required to do so and its overall liquidity risk by allowing for redemptions only monthly and requiring a 15-day notice period for redemptions.  The Trust’s liquidity risk is minimal since its primary investment is physical silver bullion, which trades in a highly liquid market.

7.             RELATED PARTY DISCLOSURES

The Trust pays the Manager a monthly management fee equal to 1/12 of 0.45% of the value of net assets of the Trust (determined in accordance with the Trust agreement) plus any applicable Canadian taxes, calculated and accrued daily and payable monthly in arrears on the last day of each month.  For the period ended December 31, 2010, the Trust paid the Manager $                   in management fees, none of which remained payable at year end.

8.             INDEPENDENT REVIEW COMMITTEE (IRC)

In accordance with National Instrument 81-107 Independent Review Committee for Investment Funds (NI 81-107), the Manager has established an IRC for a number of funds managed by it, including the Trust.  The mandate of the IRC is to consider and provide recommendations to the Manager on conflicts of interest to which the Manager is subject when managing certain funds, including the Trust.  The IRC is composed of three individuals, each of whom is independent of the Manager and all funds managed by the Manager, including the Trust.  Each fund subject to IRC oversight pays a share of the IRC member fees, costs and other fees in connection with operation of the IRC.  The IRC reports annually to unitholders of the funds subject to its oversight on its activities, as required by NI 81-107.

9.             PERSONNEL

The Trust did not employ any personnel during the period, as its affairs were administered by the personnel of the Manager and/or the Trustee, as applicable.